November 22, 2005
Mail Stop 4569

Via U.S. Mail and Facsimile (212) 451-2999

Elliot H. Lutzker, Esq.
Robinson & Cole LLP
885 Third Avenue, Suite 2800
New York, NY 10022-4834

RE: 	Ocean West Holding Corp.
	Amendment Number Four to Schedule 14C
      Filed on November 3, 2005
	File Number 000-49971

Dear Mr. Lutzker:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to prior comment number 1. Staff Legal Bulletin Number 4 requires that the registrant meet all five conditions, and your response to condition number 4 is not consistent with a valid business purpose. Registrants that spin off a subsidiary but do not meet all five conditions must register under the Securities Act. Please revise accordingly.
2. We note your response to prior comment number 3. Please revise to include cross-references to the discussion contained in the body of the Schedule 14A. Refer to Item 1001 of Regulation M-A.
3. We note your response to prior comment number 7. Please state in accordance with Item 7(d)(2) of Schedule 14A the basis for the view of the board of directors that it is appropriate for you not to have a nominating committee.
4. Because the spin-off of Ocean West Enterprises has not occurred, we are not able to provide you an accounting review of your financial statements as it appears that the financial information on file with the Commission is deficient. Please amend the Form 10-QSB for the period ended June 30, 2005 to properly include the operations of Ocean West Enterprises in your financial statements. Also, amend the
Form 8-K/A filed on August 11, 2004 to clarify why you reported pro forma results that excluded the operations of Ocean West Enterprises and to disclose the date when the spin-off will occur. Update the pro forma financial statements, as appropriate, by reference to Item
310 of Regulation S-B.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	Please contact me at (202) 551-3698 or Timothy Geishecker at
(202) 551-3422 with any questions.


Sincerely,



Mark S. Webb
      Legal Branch Chief